SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

LONG ISLAND ICED TEA CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54267E 104
(CUSIP Number)

Eric J. Watson Suite 9, Level 2 20 Augustus Terrace Parnell Auckland 1052 New Zealand +64 9 377 4188
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eric J. Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 858,142
	8	SHARED VOTING POWER 754,355
	9	SOLE DISPOSITIVE POWER 858,142
	10	SHARED DISPOSITIVE POWER 754,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,612,497
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 54267E 104	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cullen Inc Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 754,355
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 754,355
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 754,355
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 54267E 104	SCHEDULE 13D	Page 4 of 10 Pages

This Schedule 13D is filed by Eric J. Watson (“Watson”) and Cullen Inc Holdings Ltd. (“Cullen Holdings”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Long Island Iced Tea Corp., a Delaware corporation (the “Issuer”).

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 4,617,533 shares of Common Stock outstanding as of November 13, 2015 as reported in the Issuer’s Form 10-Q for the period ending September 30, 2015.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 116 Charlotte Avenue, Hicksville, NY 11801.

Item 2. Identity and Background.

The business address of Watson and Cullen Holdings is Suite 9, Level 2, 20 Augustus Terrace, Parnell, Auckland 1052, New Zealand. Watson is a private investor investing through Cullen Holdings.

Neither Watson nor Cullen Holdings has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Watson nor Cullen Holdings has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Watson is a citizen of New Zealand. Cullen Holdings is a New Zealand company.

Item 3. Sources of Funds.

On May 27, 2015, upon the consummation the business combination (the “Business Combination”) between the Issuer, Long Island Brand Beverages LLC (“LIBB”), and Cullen Agricultural Holding Corp. (“Cullen”), Cullen Holdings acquired beneficial ownership of 753,418 shares of Common Stock in exchange for the shares of common stock of Cullen held by it immediately prior to the Business Combination. The Business Combination is more fully described in the Current Report on Form 8-K filed by the Issuer on June 2, 2015.

Between June 2, 2015 and June 24, 2015, Cullen Holdings acquired beneficial ownership of an additional 1,712 shares of Common Stock (for an aggregate purchase price of $13,863) and disposed of 775 shares of the Common Stock (for an aggregate sales price of $7,118) in open market purchases and sales. Cullen Holdings used its working capital to finance such purchases.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 5 of 10 Pages

On November 23, 2015, the Issuer and LIBB entered into a Credit and Security Agreement (the “Credit Agreement”), by and among LIBB, as the borrower, the Issuer and Brentwood LIIT Inc., as the lender (the “Lender”). Watson controls 62.05% of the Lender’s common stock.

Pursuant to the Credit Agreement, the Lender advanced $350,000 to LIBB on November 23, 2015 and $650,000 to LIBB on December 10, 2015. In addition, on November 23, 2015, a facility fee of $87,500 was capitalized and added to the outstanding principal balance under the Credit Agreement. The indebtedness under the Credit Agreement is evidenced by a secured convertible promissory note (the “Note”), which is convertible into shares of Common Stock at $4.00 per share.

In addition, in connection with the execution of the Credit Agreement, the Issuer issued to the Lender a warrant (the “Warrant”) to purchase 1,111,111 shares of Common Stock at an exercise price of $4.50 per share.

The Credit Agreement and the Warrant are described further in Item 6 herein. Watson used working capital of the Lender and funds from an affiliated entity to fund $602,500 of the advances by the Lender under the Credit Agreement.

Item 4. Purpose of Transaction.

Watson and Cullen Holdings acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D for investment purposes.

Watson may from time to time acquire beneficial ownership of additional securities for investment purposes, or dispose of securities, in the open market or in private transactions. Watson, through his interest in the Lender, may acquire beneficial ownership of 689,444 shares of Common Stock upon exercise of the Warrant, which is currently exercisable, and 168,698 shares of Common Stock upon conversion of the Note, which is currently convertible.

At the date of this Schedule 13D, neither Watson nor Cullen Holdings, except as set forth in this Schedule 13D, has no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 54267E 104	SCHEDULE 13D	Page 6 of 10 Pages

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5. Interest in Securities of the Issuer.

Watson is the beneficial owner of 1,612,497 shares of the Issuer’s Common Stock, representing 29.4% of the Issuer’s outstanding Common Stock. The amount includes 754,355 shares of Common Stock held by Cullen Holdings, 168,698 shares of Common Stock issuable upon the conversion of the Note held by the Lender and 689,444 shares of Common Stock issuable upon the exercise of the Warrant held by the Lender. The Lender has divested itself of voting and dispositive control over the shares of Common Stock underlying the Note and the Warrant, and transferred such voting and dispositive power to its stockholders in proportion to each such stockholder’s respective ownership of the Lender’s common stock. Because Watson controls 62.05% of the Lender’s common stock, the foregoing amounts reflect 62.05% of the total number of shares underlying the Note and Warrant held by the Lender. Watson has shared voting and dispositive power over the 754,355 shares of Common Stock held by Cullen Holdings and has sole voting and dispositive control over 858,142 of the shares of Common Stock underlying the Note and the Warrant held by the Lender.

Cullen Holdings is the beneficial owner of 16.3% of the Issuer’s outstanding Common Stock. Cullen Holdings has shared voting and dispositive power over the 754,355 shares of Common Stock.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 7 of 10 Pages

In the past 60 days, Watson and Cullen Holdings effected the transactions described under Item 3 above and such transactions are incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The disclosure under Items 3 and 5 is incorporated herein by reference.

On November 23, 2015, the Issuer and LIBB, its wholly owned subsidiary, entered into the Credit Agreement, by and among LIBB, the Issuer and the Lender. The Credit Agreement provides for a revolving credit facility in an initial amount of up to $1,000,000, subject to increases as provided in the Credit Agreement (the “Available Amount”), up to a maximum amount of $5,000,000 (the “Facility Amount”). The indebtedness under the Credit Agreement is evidenced by the Note. The initial amount available under the credit facility was advanced to LIBB in two installments, the first $350,000 on November 23, 2015 and the next $650,000 on December 10, 2015. In addition, on November 23, 2015, a facility fee of $87,500 was capitalized by adding such amount to the outstanding balance of the loans. The Available Amount may be increased, in increments of $500,000, up to the Facility Amount, and LIBB may obtain further advances, subject to the approval of the Lender. The proceeds of the credit facility may be used for purposes disclosed in writing to the Lender in connection with each advance.

The credit facility bears interest at rate equal to the prime rate plus 7.5%, compounded monthly, and matures on November 23, 2018. The outstanding principal and interest under the credit facility are payable in cash on the maturity date. The Issuer also paid the Lender a one-time facility fee equal to 1.75% of the Facility Amount, which was capitalized and added to the principal amount of the loan as described above, and will pay the Lender $30,000 for its expenses at the maturity date. The credit facility is secured by a first priority security interest in all of the property of the Issuer and LIBB, including the membership interests in LIBB held by the Issuer. The Issuer also has guaranteed the repayment of LIBB’s obligations under the credit facility. In addition, the credit facility will be guaranteed by Philip Thomas, the Issuer’s Chief Executive Officer and a director of the Issuer, in certain limited circumstances up to a specified maximum amount.

The Lender may accelerate the credit facility upon the occurrence of certain events of default, including a failure to make a payment under the credit facility when due, a violation of the covenants contained in the Credit Agreement and related documents, a filing of a bankruptcy petition or a similar event with respect to LIBB or the Issuer or the occurrence of an event of default under other material indebtedness of LIBB or the Issuer. The Issuer and LIBB also made certain customary representations and warranties and covenants, including negative covenants with respect to the incurrence of indebtedness.

The Lender may elect to convert the outstanding principal and interest under the Note into shares of the Issuer’s Common Stock at a conversion price of $4.00 per share. The conversion price and the shares of Common Stock or other property issuable upon conversion of the principal and interest are subject to adjustment in the event of any stock split, stock combination, stock dividend or reclassification of the Issuer’s Common Stock, or in the event of a fundamental transaction (as defined in the Note).

CUSIP No. 54267E 104	SCHEDULE 13D	Page 8 of 10 Pages

In connection with the credit facility, the Issuer issued the Warrant to the Lender. The Warrant entitles the holder to purchase 1,111,111 shares of the Issuer’s Common Stock at an exercise price of $4.50 and includes a cashless exercise provision. The exercise price and number of shares of the Issuer’s Common Stock or property issuable on exercise of the Warrants are subject to adjustment in the event of any stock split, stock combination, stock dividend or reclassification of the Common Stock, or in the event of a fundamental transaction (as defined in the Warrant).

In connection with the credit facility, the Lender entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of December 3, 2015, with the Issuer and LIBB. Pursuant to the Registration Rights Agreement, the Lender has certain “piggyback” registration rights, on customary terms, with respect to the shares of the Issuer’s Common Stock issuable upon conversion of the Note and upon exercise of the Warrant.

Item 7. Material to be filed as Exhibits.

1.	Credit and Security Agreement, dated as of November 23, 2015, by and among Long Island Brand Beverages, LLC, Long Island Iced Tea Corp. and Brentwood LIIT Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s 8-K filed on November 24, 2015).

2.	Form of Secured Convertible Promissory Note (incorporated from Exhibit A to the Credit and Security Agreement).

3.	Form Lender Warrant (incorporated from Exhibit C to the Credit and Security Agreement).

4.	Registration Rights Agreement, dated as of December 3, 2015, by and among Long Island Brand Beverages LLC, Long Island Iced Tea Corp. and Brentwood LIIT Inc. (incorporated by reference to Exhibit 10.1 of the Issuer’s 8-K filed on December 16, 2015).

5.	Joint Filing Agreement, dated as of December 21, 2015, by and among Eric J. Watson and Cullen Inc Holdings Ltd.

CUSIP No. 54267E 104	SCHEDULE 13D	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated December 21, 2015

/s/ Eric J. Watson
Eric J. Watson

Cullen Inc Holdings Ltd.

By:	/s/ Eric J. Watson
Name: Eric J. Watson
Title: Director